EXHIBIT 99.1

Caledonia Mining Corporation Plc: Zimbabwe Placing - Issue of Further Shares

ST HELIER, Jersey, April 14, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces the issue of a further 1,814 shares in relation to the Zimbabwe Placing.

The Company announced on April 11, 2023 that the Zimbabwe Placing had raised approximately US$5.825 million before expenses with a total of 423,951 ZDRs having been placed at the Placing Price of $13.74 each. Together with the 781,749 Placing Shares that were admitted to trading on AIM on March 30, 2023, a total of 1,205,700 common shares had therefore been placed in the form of depositary interests and ZDRs and the Fundraise had raised in total approximately US$16.566 million before expenses.

Due to administrative issues in Zimbabwe, a further 1,814 ZDRs had been subscribed and paid for but not recorded and notified to the Company prior to the announcement. The Company has therefore instructed the issue of a further 1,814 shares and ZDRs. As a result, the total raised by the Zimbabwe Placing is approximately US$5.850 million before expenses for the issue of a total of 425,765 ZDRs. In total, therefore, the Fundraise raised approximately US$16.591 million before expenses.

Admission, settlement and dealings

An application has been made to the London Stock Exchange plc for 1,814 depository interests representing the ZDRs to be admitted to trading on AIM (“Admission”).

Admission is expected to occur at 8.00 a.m. on April 19, 2023. The shares issued in respect of the ZDRs will rank pari passu with the common shares in the Company, with settlement scheduled for the date of Admission.

Following the issue of the ZDRs, the Company will have a total number of shares in issue of 19,188,073 common shares of no par value each, all of which have voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or any change to their interest in, the Company.

Other than where defined, capitalised terms used in this announcement have the meanings given to them in the announcements made on March 24, 2023.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39